                                                  Filed pursuant to Rule 424(b)4
                                                  Registration No. 333-25497

                               11,000,000 SHARES

   [CLR CH LOGO]     [CLEAR CHANNEL COMMUNICATIONS, INC.]

                                  COMMON STOCK
                             ---------------------
     Of the 11,000,000 shares of Common Stock offered hereby (the "Offering"), 5,093,790 shares are being sold by Clear Channel Communications, Inc. (the "Company") and 5,906,210 shares are being sold by certain selling shareholders named herein (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "CCU". On May 13, 1997, the last reported sale price of the Common Stock was $49.00 per share. See "Price Range of Common Stock."

                             ---------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                 PRICE               UNDERWRITING             PROCEEDS             PROCEEDS TO
                                   TO               DISCOUNTS AND                TO                  SELLING
                                 PUBLIC             COMMISSIONS(1)           COMPANY(2)          SHAREHOLDERS(2)
------------------------------------------------------------------------------------------------------------------
Per Share..............          $49.00                 $1.666                $47.334                $47.334
------------------------------------------------------------------------------------------------------------------
Total(3)...............       $539,000,000           $18,326,000            $241,109,456           $279,564,544
==================================================================================================================

(1) See "Underwriting" for information relating to the indemnification of the Underwriters.
(2) Before deducting expenses payable by the Company and the Selling Shareholders estimated at $500,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 1,000,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $588,000,000, $19,992,000 and $288,443,456, respectively.
    See "Underwriting."
                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about May 19, 1997.

ALEX. BROWN & SONS
       INCORPORATED
         CREDIT SUISSE FIRST BOSTON
                   FURMAN SELZ
                             GOLDMAN, SACHS & CO.
                                      LEHMAN BROTHERS
                                              MONTGOMERY SECURITIES
                                                    SALOMON BROTHERS INC

                  THE DATE OF THIS PROSPECTUS IS MAY 14, 1997

                                   [ARTWORK]

     IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including notes thereto, appearing in the documents incorporated by reference into this Prospectus. All information set forth herein has been adjusted to reflect five-for-four stock splits effected in February 1992, February 1993, and February 1994, and two-for-one stock splits effected in November 1995 and December 1996. Unless the context otherwise requires, references herein to the "Company" are to Clear Channel Communications, Inc. and its consolidated subsidiaries, and references herein to "Eller Media" are to Eller Media Corporation and its consolidated subsidiaries prior to the consummation of the Eller Media Acquisition (as hereinafter defined). Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

     The Company, which began operations in 1972, is a diversified media company that currently owns or programs 112 radio stations and 18 television stations in 28 domestic markets and is one of the largest domestic outdoor advertising companies based on its total advertising display inventory of approximately 50,000 display faces in 15 major metropolitan markets. In addition, the Company owns a 50% equity interest in the Australian Radio Network Pty. Ltd. ("ARN"), which operates ten radio stations in Australia, a one-third equity interest in the New Zealand Radio Network, which operates 52 radio stations throughout New Zealand, and a 32.3% equity interest in Heftel Broadcasting Corporation (Nasdaq:HBCCA) ("Heftel"), a leading domestic Spanish-language broadcaster which operates 38 radio stations in 11 domestic markets. The Company currently has acquisitions pending for 19 radio stations, including 8 stations which the Company currently programs and/or sells air time under Local Marketing Agreements ("LMA") or Joint Sales Agreements ("JSA"), in 6 domestic markets. After completion of the pending acquisitions, the Company will own or program 123 radio stations.

     The 38 AM and 74 FM radio stations currently owned or programmed by the Company are principally located in the South, Southeast, Southwest, Northeast and Midwest. These radio stations employ a wide variety of programming formats, such as News/Talk/Sports, Country, Adult Contemporary, Urban and Album Rock. The 18 television stations currently owned or programmed by the Company are located in the South, Southeast, Northeast and Midwest. Seven of these television stations are affiliated with the FOX television network; seven are affiliated with the UPN television network; one is affiliated with the ABC television network; one is affiliated with the NBC television network; and two are affiliated with the CBS television network. Additionally, the Company operates five radio networks serving Oklahoma, Texas, Iowa, Kentucky and Virginia. In 1996, the Company derived approximately 62% of its net broadcasting revenue from radio operations and approximately 38% from television operations.

     The Company, through its recent acquisition of Eller Media, is one of the largest domestic outdoor advertising companies with a total advertising display inventory of approximately 50,000 display faces. The Company provides outdoor advertising services in 15 major metropolitan markets. The Company currently has both outdoor advertising and broadcasting assets in seven domestic markets, as well as in five additional domestic markets currently served by Heftel. The markets in which the Company now provides outdoor advertising services represent approximately 22% of the total U.S. population and approximately 50% of the rapidly growing U.S. Hispanic population. The Company now has a significant presence in eight of the ten largest U.S. Hispanic markets, including Los Angeles, Miami, Chicago and San Antonio. See "Business -- Outdoor Advertising."

     The Company's successful operating strategies and acquisition track record, combined with its diversity of radio and television stations in terms of markets and formats, have enabled the Company to achieve consistent growth in revenue and cash flow. Since 1992, the Company has achieved compounded annual growth rates of approximately 43% in net revenue, approximately 52% in broadcast cash flow (defined as station operating income before depreciation, amortization and corporate expenses) and approximately 58% in after-tax cash flow (defined as net income before unusual items plus depreciation, amortization of intangibles -- including non-consolidated affiliates -- and deferred taxes).

                                COMPANY STRATEGY

     The Company's overall strategy is to assist its customers in marketing their products and services in the most effective and cost-efficient manner possible. As such, the Company has worked to assemble assets that it believes are most suited for this purpose. While the Company has traditionally focused on radio and television broadcasting, it has recently added outdoor advertising assets to its holdings through its acquisition of Eller Media. The Company plans to use its further diversified collection of assets, along with the operating expertise of its management, to continue to generate healthy internal growth. The Company believes it can augment this internal growth with the opportunistic acquisition of additional media assets. Such potential acquisitions will be evaluated based on their strategic value to the Company. The Company believes that additional acquisitions that meet the Company's criteria will add revenue and cash flow to its results and improve the performance of the Company's existing assets. Historically, the Company has been able to generate significant returns for its investors while maintaining financial flexibility through the prudent use of leverage. The Company believes that this prudent use of leverage has also contributed to the Company's relatively low cost of capital. The Company believes that focusing on its clients' goals, creating a sales-intensive operating organization, and maintaining a conservative financial position are aspects of its operating strategy which are more effective in combination than they would be independently.

     The Company believes that the potential exists for cooperation between its various business segments and that it can help its customers market their products and services more effectively and efficiently by offering greater flexibility in the choice of media outlets for marketing messages. The Company is now able to offer additional advertising solutions for its customers in those markets where it operates radio and television stations and outdoor advertising displays. Additionally, the Company intends to use its various business segments to cross-promote one another when possible. In this way, the Company believes that its combination of assets will allow it to offer greater value to its customers.

     Broadcast Strategy. The Company's broadcast strategy is to identify and acquire under-performing stations on favorable terms and to utilize management's extensive operating experience to improve the performance of such stations as well as its existing stations through effective programming, reduction of costs and aggressive promotion, marketing and sales. In addition, the Company employs a marketing strategy that emphasizes direct sales to local customers rather than through advertising agencies and other intermediaries. The Company believes that this focus has enabled its stations to achieve market revenue shares exceeding their audience shares.

     The Company's radio strategy is to assemble and operate a cluster of radio stations in each of its principal markets. The Company believes that by controlling a larger share of the total advertising inventory in a particular market, it can offer advertisers attractive packages of advertising options. The Company also believes that its cluster approach will allow it to operate its stations with more highly skilled local management teams and eliminate duplicative operating and overhead expenses. The Company's television strategy is to own and program one station in each of its markets and to program an additional station under an LMA in each such market. In seven of its television markets, the Company already programs an additional television station under an LMA.

     Outdoor Advertising Strategy. The Company's outdoor advertising strategy is to expand its market presence in the outdoor advertising business and improve its operating results by (i) managing the advertising rates and occupancy levels of its displays to maximize market revenues; (ii) attracting new categories of advertisers to the outdoor medium through significant investments in sales and marketing resources; (iii) increasing focus on local advertising sales; (iv) constructing new displays and upgrading its existing displays; (v) taking advantage of technological advances which increase both sales force productivity and production department efficiency; and (vi) acquiring additional displays in its existing markets and expanding into additional markets where the Company already has a broadcasting presence as well as the country's largest media markets and their surrounding regional areas. The Company believes this strategy enhances its ability to effectively respond to advertisers' needs.

     To support this outdoor advertising operating strategy, the Company has decentralized its operating structure related to outdoor advertising in order to place authority, autonomy and accountability at the market level and provide local management with the tools necessary to oversee sales, display development, administration and production and to identify suitable acquisition candidates. The Company also maintains a fully-staffed sales and marketing office in New York which services national outdoor advertising accounts and supports the Company's local sales force in each market. The Company believes that one of its strongest competitive advantages is its unique blend of highly experienced corporate and local market management.

                              RECENT DEVELOPMENTS

ELLER MEDIA CORPORATION

     On April 10, 1997, the Company acquired approximately 93% of the then outstanding stock of Eller Media for a total consideration of approximately $623 million, consisting of approximately $325 million in cash and 6,643,637 shares of Common Stock (approximately $298 million in Common Stock based on a price per share of approximately $44.8625 per share) (the "Eller Media Acquisition"). Immediately following the consummation of the Eller Media Acquisition, the Company retired approximately $417 million of Eller Media's outstanding bank debt through borrowings under the Company's credit facility (the "Credit Facility"). In addition, the Company issued options (with an estimated fair value of approximately $51 million) to purchase 1,468,182 shares of the Company's Common Stock in connection with the assumption of Eller Media's outstanding stock options. The Company also agreed to issue 147,858 shares of Common Stock pursuant to certain phantom stock plan obligations assumed by the Company as part of the Eller Media Acquisition. The holders of the approximately 7% of the then outstanding capital stock of Eller Media not purchased by the Company have the right to require the Company to acquire such stock for 1,081,469 shares of the Company's Common Stock until April 10, 2002. From and after April 10, 2004 (or before such date upon the occurrence of certain events), the Company will have the right to acquire this minority interest stake in Eller Media for 1,081,469 shares of its Common Stock. For the twelve month period ended December 31, 1996, Eller Media had net revenues, operating cash flow and an operating cash flow margin of $237 million, $91 million and 38.5%, respectively. On April 29, 1997, Karl Eller, the Chief Executive Officer of Eller Media, was appointed to the Board of Directors of the Company. Karl Eller will remain with the Company to run Eller Media as a subsidiary of the Company. Mr. Eller's existing employment contract, which has approximately two and one-half years until expiration, will remain in place. In addition, Mr. Eller and other members of the Eller Media management team have a significant stake in the Company's stock options through the conversion of existing Eller Media stock options into options to purchase the Company's Common Stock.

     Following the consummation of the Eller Media Acquisition, the Company became one of the largest domestic outdoor advertising companies with total advertising display inventory of approximately 50,000 display faces. It now provides outdoor advertising services in 15 major metropolitan markets. The Company currently has both outdoor advertising and broadcasting assets in seven domestic markets, as well as in five additional domestic markets currently served by Heftel. The markets in which the Company now provides outdoor advertising services represent approximately 22% of the total U.S. population and approximately 50% of the rapidly growing U.S. Hispanic population. The Company now has a significant presence in eight of the ten largest U.S. Hispanic markets, including Los Angeles, Miami, Chicago and San Antonio. See "Business -- Outdoor Advertising."

HEFTEL BROADCASTING CORPORATION

     On February 14, 1997, the Company's nonconsolidated affiliate, Heftel, the largest domestic Spanish language radio broadcasting company, completed a merger with Tichenor Media System, Inc. ("Tichenor"), then the third largest Spanish language radio broadcasting company. Following the merger, Heftel owned or programed 38 radio stations in 11 markets, including stations in each of the top ten Hispanic markets. The Company's total ownership interest in Heftel was reduced to approximately 32.3% of the total outstanding common stock of Heftel (voting and non-voting) following the issuance of 4.8 million shares of voting common stock by Heftel in a public offering, the sale by the Company of 350,000 shares of Heftel's common stock in such public offering and the issuance of approximately 5.6 million shares of Heftel's voting common stock to former Tichenor shareholders and warrant holders. In the merger, all of the Company's voting common stock of Heftel and shares of Tichenor's common stock owned by the Company were converted into shares of convertible nonvoting common stock of Heftel in order to comply with the cross-interest policy of the Federal Communications Commission (the "FCC").

OTHER COMPLETED ACQUISITIONS

     Since December 31, 1996, the Company completed the acquisition of 13 additional radio stations for approximately $91.5 million and acquired a 50% equity interest in a company which owns a radio station in the Czech Republic for approximately $1.0 million. The Company has also acquired a broadcasting license for approximately $1.0 million. Eller Media or the Company have completed the acquisition of 394 display faces for approximately $28.0 million. These acquisitions include:

-In January 1997, the Company acquired WZZU-FM in Raleigh, North Carolina from
 Ceder Raleigh Limited Partnership for approximately $7.5 million.

-In January 1997, the Company acquired WQMF-FM in Louisville, Kentucky from
 Otting Broadcasting, Inc. and PAO Communications, Inc. for approximately $13.5 million.

-In February 1997, the Company acquired WVTI-FM (formerly WAKX-FM) in Grand
 Rapids, Michigan from Pathfinder Communications Corporation for approximately $4.1 million.

-In February 1997, the Company acquired KHOM-FM in Houma, Louisiana from KHOM
 Associates, LLP for approximately $6.9 million.

-In February 1997, the Company acquired the FCC license of KJOJ-AM in Conroe,
 Texas from Family Group Enterprises, Inc. for approximately $1.0 million. The broadcasting assets other than the FCC license were acquired in May 1996 as part of the acquisition of USRadio, Inc.

-In March 1997, the Company's 80% owned subsidiary, Radio Enterprises, Inc., completed the purchase of WQBK-FM, WQBJ-FM, WXCR-FM and WQBK-AM in Albany, New York from Maximum Media Inc. and DJAMedia Inc. for approximately $7.5 million.

-In March 1997, the Company acquired WOKY-AM and WMIL-FM in Milwaukee, Wisconsin from Chancellor Radio Broadcasting Company for approximately $41 million.

-In April 1997, the Company acquired WOLZ-FM, WKII-AM and WXRM-FM (formerly
 WFSN-FM) in Ft. Myers, Florida from Corkscrew Broadcasting Corporation for approximately $11 million.

-In May 1997, the Company acquired a 50% equity interest in Radio Bonton, a.s., which owns an FM radio station in the Czech Republic from Bonton, a.s. for approximately $1.0 million.

-Since January 1, 1997, Eller Media or the Company have purchased 394 display faces in 22 transactions for an aggregate of approximately $28.0 million, including the issuance of a promissory note in the principal amount of $9.5 million convertible into approximately 1% of the outstanding stock of Eller Media. These display faces are located in eight existing markets.

PENDING ACQUISITIONS

     Since December 31, 1996, the Company has entered into definitive agreements to purchase 14 additional radio stations for approximately $69.5 million. Each of these acquisitions is subject to the approval of certain governmental authorities, including the FCC, the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division"), and other closing conditions. There can be no assurance that such acquisitions will be consummated or, if consummated, the terms thereof. Pending acquisitions include:

-In February 1997, the Company entered into a definitive agreement to acquire
 WDUR-AM, WFXC-FM and WFXK-FM in Raleigh, North Carolina from WFXC-FM and WDUR-AM, Inc. and Pinnacle Corp. for approximately $20 million.

-In March 1997, the Company entered into a definitive agreement to acquire
 WKSJ-FM, WKSJ-AM, WMXC-FM, WDWG-FM, WRKH-FM and WNTM-AM in Mobile, Alabama from Capitol Broadcasting Company, L.L.C. for approximately $24 million.

-In April 1997, the Company entered into a definitive agreement to acquire
 KMVK-FM, KSSN-FM and KOLL-FM in Little Rock, Arkansas from Triathlon Broadcasting of Little Rock, Inc., for approximately $20 million.

-In April 1997, the Company entered into a definitive agreement to acquire
 WMFX-FM and WOIC-AM in Columbia, South Carolina from Emerald City Radio Partners, L.P. for approximately $5.5 million.

     The Company has its principal executive offices at 200 Concord Plaza, Suite 600, San Antonio, Texas 78216 (telephone: 210-822-2828).

FIRST QUARTER RESULTS

     On April 28, 1997, the Company announced the results of its operations during the first quarter of 1997. The Company reported that after tax cash flow increased 83% to $29,440,000 or $.38 per share compared to $16,079,000 or $.23 per share for the same quarter in 1996. Net broadcasting revenue increased 58% to $98,289,000 as a result of improvement in existing station operations and the operations of additional stations acquired in 1996 and the first quarter of 1997. Station operating income before depreciation and amortization increased 47% to $35,234,000 compared to $23,978,000 for the same quarter in 1996. Net income increased 22% to $7,599,000 or $.10 per share compared to $6,238,000 or $.09 per share for the first quarter of 1996.

                                  THE OFFERING

Common Stock to be offered by the Company.......   5,093,790 shares

Common Stock to be offered by the Selling
Shareholders....................................   5,906,210 shares

Common Stock to be outstanding after the
Offering........................................   89,017,920 shares(1)

Use of proceeds.................................   To repay indebtedness under
                                                   the Credit Facility

New York Stock Exchange symbol..................   CCU
---------------

(1) Excludes 2,986,449 shares of Common Stock currently issuable upon exercise of options to purchase shares of the Company's Common Stock at prices ranging from $3.26 to $45.125 per share and 147,858 shares of Common Stock issuable pursuant to phantom stock plan obligations assumed by the Company as part of the Eller Media Acquisition.

                         SUMMARY FINANCIAL INFORMATION
                    (In thousands, except per share amounts)

                                                                                                 PRO FORMA
                                                        YEAR ENDED DECEMBER 31,                 ELLER MEDIA
                                                        -----------------------                 ACQUISITION
                                           1992       1993       1994       1995       1996       1996(2)
                                          -------   --------   --------   --------   --------   -----------
STATEMENT OF OPERATIONS DATA(1):
  Net revenue...........................  $84,485   $121,118   $178,053   $250,059   $351,739    $588,771
  Operating expenses....................   55,812     78,925    105,380    137,504    198,332     340,171
  Depreciation and amortization.........   12,253     17,447     24,669     33,769     45,790     109,954
                                          -------   --------   --------   --------   --------    --------
  Operating income before corporate
    expenses............................   16,420     24,746     48,004     78,786    107,617     138,646
  Corporate expenses....................    2,890      3,464      5,100      7,414      8,527      18,731
                                          -------   --------   --------   --------   --------    --------
  Operating income......................   13,530     21,282     42,904     71,372     99,090     119,915
  Interest expense......................   (4,739)    (5,390)    (7,669)   (20,752)   (30,080)    (75,777)
  Other income (expense)................   (1,217)      (196)     1,161       (803)     2,230      (4,491)
                                          -------   --------   --------   --------   --------    --------
  Income before income taxes............    7,574     15,696     36,396     49,817     71,240      39,647
  Income taxes..........................    3,281      6,573     14,387     20,292     28,386      24,104
                                          -------   --------   --------   --------   --------    --------
  Income before equity in net income
    (loss) of, and other income from
    nonconsolidated affiliates..........    4,293      9,123     22,009     29,525     42,854      15,543

  Equity in net income (loss) of, and
    other income from, nonconsolidated
    affiliates..........................       --         --         --      2,489     (5,158)     (5,158)
                                          -------   --------   --------   --------   --------    --------
  Net income............................  $ 4,293   $  9,123   $ 22,009   $ 32,014   $ 37,696    $ 10,385
                                          =======   ========   ========   ========   ========    ========
  Net income per common share...........  $   .07   $    .15   $    .32   $    .46   $    .50    $    .13
                                          =======   ========   ========   ========   ========    ========
  Weighted average common shares and
    common share equivalents
    outstanding.........................   59,320     62,202     69,326     70,201     74,649      82,484
                                          =======   ========   ========   ========   ========    ========
  After-tax cash flow(3)................  $17,147   $ 26,638   $ 46,866   $ 71,140   $107,318    $144,171
                                          =======   ========   ========   ========   ========    ========
  After-tax cash flow per
    share(4)............................  $   .29   $    .43   $    .68   $   1.01   $   1.44    $   1.75
                                          =======   ========   ========   ========   ========    ========

                                                       DECEMBER 31,
                                                       ------------                       AS ADJUSTED
                                     1992       1993       1994       1995       1996       1996(5)
                                    -------   --------   --------   --------   --------   -----------
BALANCE SHEET DATA:
  Cash and cash equivalents.......  $ 2,790   $  5,517   $  6,818   $  5,391   $ 16,701   $   17,574
  Total assets....................  146,993    227,577    411,594    563,011   1,324,711   2,494,888
  Long-term debt, net of current
    maturities....................   97,000     87,815    238,204    334,164    725,132    1,221,575
  Shareholders' equity............   31,055     98,343    130,533    163,713    513,431    1,102,728

---------------

(1) The comparability of results of operations is affected by acquisitions consummated in each of the periods presented.

(2) Gives effect to the Eller Media Acquisition as if such acquisition had been consummated on January 1, 1996 and excludes Eller Media's extraordinary loss on debt extinguishment (net of tax benefit) of $4,537,000. The pro forma financial information is based on a preliminary purchase price allocation and does not give effect to any other completed or pending acquisition.

(3) Defined as net income before unusual items plus depreciation, amortization of intangibles (including non-consolidated affiliates) and deferred taxes. After-tax cash flow is presented here not as a measure of operating results and does not purport to represent cash provided by operating activities. After-tax cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(4) Defined as after-tax cash flow divided by weighted average common shares and common share equivalents outstanding.

(5) As adjusted to give effect to the Eller Media Acquisition as if such acquisition had been consummated on December 31, 1996 and to give effect to the Offering and the application of the estimated net proceeds therefrom of $240,609,000. The pro forma financial information is based on a preliminary purchase price allocation and does not give effect to any other completed or pending acquisition.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should consider carefully the factors set forth below, as well as the other information contained in this Prospectus.

SIGNIFICANT SHAREHOLDERS

     Upon completion of the Offering, the two principal shareholders of the Company, L. Lowry Mays, Chairman, Chief Executive Officer and a Director of the Company, and B.J. McCombs, a Director of the Company, collectively will own beneficially approximately 29.0% of the outstanding shares of Common Stock (or approximately 28.7% if the Underwriters' over-allotment option is exercised in full). As a result, Messrs. Mays and McCombs will be able to exert significant influence over the outcome of elections of the Company's directors and other matters requiring the vote or consent of the shareholders of the Company. The Company, L. Lowry Mays and B.J. McCombs are parties to a Buy-Sell Agreement (the "Repurchase Agreement") restricting the disposition of shares of Common Stock owned by Messrs. Mays and McCombs. See "Description of Capital Stock -- Repurchase Agreement."

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its success will continue to be dependent upon its ability to attract and retain skilled managers and other personnel, including its Chairman and Chief Executive Officer, L. Lowry Mays. The Company has entered into an employment agreement expiring in 2001 with Mr. Mays and other employment agreements expiring at various times with key personnel. The Company does not maintain a key man life insurance policy on Mr. Mays.

FINANCIAL LEVERAGE

     After giving effect to the sale of the Common Stock offered hereby and the application of the estimated net proceeds therefrom and the Eller Media Acquisition, the Company would have had, at December 31, 1996, borrowings under its then existing credit facility of approximately $1,210,395,000 and shareholders' equity of $1,102,728,000. The Company has borrowed and expects to continue borrowing to finance acquisitions of broadcasting and other media-related and outdoor advertising properties and for other corporate purposes. On April 10, 1997, in connection with the Eller Media Acquisition, the Company amended its Credit Facility increasing the amount it may borrow to $1,750,000,000 at floating rates (currently LIBOR plus 0.50%). In connection with pending acquisitions, the Company may incur $84.8 million of additional indebtedness prior to the application of the proceeds of the Offering if all such acquisitions are consummated. The Company will use the proceeds from the Offering to repay debt previously drawn under its Credit Facility. The Company will have sufficient funds under the Credit Facility to consummate all of the pending acquisitions contemplated herein. Future acquisitions of radio and television stations and other media-related and outdoor advertising properties effected in connection with the implementation of the Company's acquisition strategy are expected to be financed from increased borrowings under the Credit Facility, other debt or equity financings and cash flow from operations. See
"-- Risk of Acquisition Strategy; Capital Requirements." Because of the amount of the Company's indebtedness, a significant portion of the Company's operating income is required for debt service. The Company's leverage could make it vulnerable to an increase in interest rates or a downturn in the operating performance of its radio and television stations or in general economic conditions. The Credit Facility contains certain financial and operational covenants and other restrictions with which the Company must comply, including limitations on capital expenditures, the incurrence of additional indebtedness, payment of cash dividends, and requirements to maintain certain financial ratios. See "Dividend Policy."

GOVERNMENT REGULATION

     Broadcasting. The domestic broadcasting industry is subject to extensive federal regulation which, among other things, requires approval by the FCC for the issuance, renewal, transfer and assignment of broadcasting station operating licenses and limits the number of broadcasting properties the Company may acquire. The Telecommunications Act of 1996 (the "1996 Act"), which became law on February 8, 1996, creates significant new opportunities for broadcasting companies but also creates uncertainties as to how the FCC and the courts will enforce and interpret the 1996 Act.

     The Company's business will continue to be dependent upon acquiring and maintaining broadcasting licenses issued by the FCC, which are issued for a maximum term of eight years. Although it is rare for the FCC to deny a renewal application, there can be no assurance that future renewal applications will be approved, or that renewals will not include conditions or qualifications that could adversely affect the Company's operations. Moreover, governmental regulations and policies may change over time and there can be no assurance that such changes would not have a material adverse impact upon the Company's business, financial condition and results of operations. For example, the FCC currently is considering whether to revise its policy with regard to television LMAs and there can be no guarantee that the Company will be able to program stations under existing LMAs for the remainder of their current terms, extend existing LMAs beyond their current terms, or to enter into LMAs in other markets in which the Company owns and operates television stations.

     Outdoor Advertising. Outdoor advertising displays are subject to governmental regulation at the federal, state and local levels. These regulations, in some cases, limit the height, size, location and operation of billboards and, in limited circumstances, regulate the content of the advertising copy displayed on the billboards. Some governmental regulations prohibit the construction of new billboards or the replacement, relocation, enlargement or upgrading of existing structures. Some local jurisdictions, including jurisdictions within the Company's existing markets (Tampa, Houston and San Francisco), have adopted amortization ordinances under which, after the expiration of a specified period of time, billboards must be removed at the owner's expense and without payment of compensation. Ordinances requiring the removal of billboards without compensation, whether through amortization or otherwise, are being challenged in various state and federal courts with conflicting results. The Houston ordinance has been the subject of litigation for over five years and is currently not being enforced. An ordinance in the Tampa market is also currently the subject of litigation. The Company believes that its operations will not be materially affected by either of these ordinances even if they are enforced. The Company's operations have not been materially affected by the San Francisco amortization ordinances since its signs conform to effective ordinances and state law currently prevents effectiveness of other ordinances which require removal of signs without compensation. There can be no assurance that the Company will be successful in negotiating acceptable arrangements in circumstances in which its displays are subject to removal or amortization, and what effect, if any, such regulations may have on the Company's operations. In addition, the Company is unable to predict what additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Changes in laws and regulations affecting outdoor advertising at any level of government could have a material adverse effect on the Company.

     Tobacco Advertising. On a pro forma basis, approximately 5% of the Company's 1996 net revenues were derived from tobacco advertising. In August 1996, the U.S. Food and Drug Administration ("FDA") issued final regulations governing certain marketing practices in the tobacco industry, including a prohibition of tobacco product billboard advertisements within 1,000 feet of schools and playgrounds and a requirement that all tobacco product advertisements on billboards be in black and white and contain only text. These regulations, which were due to become effective in August 1997, were challenged recently by members of the tobacco and advertising industry in a law suit brought in North Carolina federal district court. In that case, the court upheld the authority of the FDA to regulate tobacco products by limiting access of such products to persons under 18 years of age and by requiring tobacco manufacturers to label such products in accordance with FDA regulations. Nevertheless, the court struck down the FDA restrictions on the promotion and advertising of tobacco products. Both industry and the FDA are planning to appeal this decision, and it is unclear what action an appellate court will take in this matter.

     Regardless of whether the FDA is found to have jurisdiction over tobacco promotion and advertising, and thus have the ability to place limits on billboard advertising, it is possible that the FTC may take regulatory action in this area. The FTC has wide-ranging authority over advertising practices, and it is within their regulatory authority to investigate unfair and deceptive trade practices, including advertising, pertaining to FDA-regulated products. Although it has not done so in the past, because of increasing regulatory and political pressure it is possible that the FTC may take action to limit the content and placement of outdoor advertising, including, without limitation, the content and placement of outdoor advertising relating to the sale of tobacco products to children.

     Outdoor advertising of tobacco products also may be affected by city or state regulations. For example, in 1995, the Court of Appeals for the Fourth Circuit upheld the validity of a Baltimore city ordinance prohibiting the placement of outdoor advertisements of cigarettes in publicly visible locations, such as billboards, signboards and sides of buildings. Subsequently, the United States Supreme Court declined to review an appeal of this case. Following the Baltimore ordinance, the City Council of New York City has introduced legislation to ban outdoor tobacco advertising near schools and other locations where children are likely to assemble. Also, a local council in Anne Arundel County, Maryland recently has voted to ban most tobacco billboard advertising. It is likely that other city or state governments will pass similar ordinances or statutes to limit outdoor advertising of tobacco products in the future.

     In addition to the decisions mentioned above, it recently has been reported that certain cigarette manufacturers who are defendants in numerous class action suits throughout the U.S. have proposed an out of court settlement with respect to such suits that is likely to include restrictions on billboard advertising by these and other cigarette manufacturers. It has been reported that, as a result of settlement negotiations, the tobacco industry will agree to a complete ban on all outdoor advertising, such as on billboards, in stadiums, and in store window displays.

     There can be no assurance as to the effect of these regulations, potential legislation or settlement discussions on the Company's business and on its net revenues and financial position. A reduction in billboard advertising by the tobacco industry would cause an immediate reduction in the Company's direct revenue from such advertisers and would simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. This could in turn result in a lowering of outdoor advertising rates in each of the Company's outdoor advertising markets or limit the ability of industry participants to increase rates for some period of time.

     Any regulatory change or settlement agreement restricting the Company's or the tobacco industry's ability to utilize outdoor advertising for tobacco products could have a material adverse effect on the Company.

     Environmental. As the owner, lessee or operator of various real properties and facilities, the Company is subject to various federal, state and local environmental laws and regulations. Historically, compliance with such laws and regulations has not had a material adverse effect on the Company's business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require the Company to make significant expenditures in the future.

ANTITRUST MATTERS

     An important element of the Company's growth strategy involves the acquisition of additional radio stations and other media-related and outdoor advertising properties, many of which are likely to require preacquisition antitrust review by the FTC and the Antitrust Division. Following passage of the 1996 Act, the Antitrust Division has become more aggressive in reviewing proposed acquisitions of radio stations and radio station networks, particularly in instances where the proposed acquiror already owns one or more radio stations in a particular market and the acquisition involves another radio station in the same market. Recently, the Antitrust Division has obtained consent decrees requiring radio station divestitures in a particular market based on allegations that acquisitions would lead to unacceptable concentration levels. There can be no assurance that the Antitrust Division or the FTC will not seek to bar the Company from acquiring additional radio or television stations or other media-related and outdoor advertising properties in any market where the Company already has a significant position.

RISK OF ACQUISITION STRATEGY; CAPITAL REQUIREMENTS

     The Company intends to pursue growth through the opportunistic acquisition of broadcasting companies, radio and television station groups, individual radio and television stations, outdoor advertising companies and outdoor advertising display faces. The Company routinely reviews potential acquisitions. Although no definitive agreements have been reached regarding any such potential material acquisitions, except as described in this Prospectus, it is likely that the Company will continue to experience significant expansion in the future. As a result, the Company's management will be required to effectively manage a rapidly expanding and significantly larger portfolio of broadcasting and outdoor advertising properties. The Company's acquisition strategy involves numerous other risks, including difficulties in the integration of operations and systems, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired companies or stations. There can be no assurance such acquisitions will benefit the Company.

     The consummation of domestic broadcasting acquisitions, including all pending acquisitions, requires FCC approval with respect to the transfer of the broadcast license of the acquired station. There can be no assurance that the FCC will approve pending or future acquisitions, or that the Company will be able to consummate such acquisitions.

     The Company will face competition from other broadcasting and outdoor advertising companies for available acquisition opportunities. In addition, if the prices sought by sellers of broadcasting and outdoor advertising properties continue to rise, the Company may find fewer acceptable acquisition opportunities. In addition, the purchase price of possible acquisitions could require additional debt or equity financing on the part of the Company. See
"-- Financial Leverage." Additional indebtedness could increase the Company's leverage and make the Company more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. Additional equity financing could result in dilution to the purchasers of the Common Stock offered hereby. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions, that acquisitions can be completed on terms acceptable to the Company or that any acquisitions that are completed can be integrated successfully into the Company.

INTEGRATION OF THE BUSINESS OF THE COMPANY AND ELLER MEDIA

     The Eller Media Acquisition involves the integration of two companies that have previously operated independently. There can be no assurance that the Company will successfully integrate the operations of Eller Media with those of the Company or that all of the benefits expected from such integration will be realized. Any delays or unexpected costs incurred in connection with such integration could have an adverse effect on the Company's business, operating results or financial position. Additionally, there can be no assurance that the operations, management and personnel of the two companies will be compatible or that the Company will not experience the loss of key personnel. There can be no assurance that such integration will not adversely affect the operations of the Company.

COMPETITION; BUSINESS RISKS

     The Company's three business segments are in highly competitive businesses. The Company's radio and television stations and outdoor advertising properties compete for audiences and advertising revenues with other radio and television stations and outdoor advertising companies, as well as with other media, such as newspapers, magazines, cable television, and direct mail, within their respective markets. Audience ratings and market shares are subject to change and any adverse change in a particular market could have a material adverse effect on the Company's revenue in that market. Future operations are further subject to many variables which could have an adverse effect upon the Company's financial performance. These variables include economic conditions, both general and relative to the broadcasting industry; shifts in population and other demographics; the level of competition for advertising dollars; fluctuations in operating costs; technological changes and innovations; changes in labor conditions; and changes in governmental regulations and policies and actions of federal regulatory bodies. Although the Company believes that each of its business segments is able to compete effectively in its respective markets, there can be no assurance that the Company will be able to maintain or increase its current audience ratings and advertising revenues.

NEW TECHNOLOGIES

     The FCC is considering ways to introduce new technologies to the radio broadcast industry, including satellite and terrestrial delivery of digital audio broadcasting and the standardization of available technologies which significantly enhance the sound quality of AM broadcasts. The Company is unable to predict the effect any such new technology will have on the Company's financial condition or results of operations. On April 3, 1997, the FCC announced that it had adopted rules that will allow television broadcasters to provide digital television ("DTV") to consumers. The FCC also adopted a table of allotments for DTV, which will provide eligible existing broadcasters with a second channel on which to provide DTV service. The allotment plan is based on the use of channels 2-51, although the "core" DTV spectrum will be between channels 2-46 or 7-51. Ultimately, the FCC plans to recover the channels currently used for analog broadcasting and will decide at a later date the use of the spectrum ultimately recovered. Television broadcasters will be allowed to use their channels according to their best business judgment. Such uses can include multiple standard definition program channels, data transfer, subscription video, interactive materials, and audio signals, although broadcasters will be required to provide a free digital video programming service that is at least comparable to today's analog service. Broadcasters will not be required to air "high definition" programming or, initially, to simulcast their analog programming on the digital channel. Affiliates of ABC, CBS, NBC and FOX in the top 10 television markets will be required to be on the air with a digital signal by May 1, 1999. Affiliates of those networks in markets 11-30 will be required to be on the air with a digital signal by November 1, 1999, and remaining commercial broadcasters within five years. The FCC stated that broadcasters will remain public trustees and that it will issue a notice to determine the extent of broadcasters' future public interest obligations. The Company will incur considerable expense in the conversion to DTV and the Company is unable to predict the extent or timing of consumer demand for any such DTV services.

SHARES ELIGIBLE FOR FUTURE SALE

     The 11,000,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "1933 Act"), unless acquired by "affiliates" (as defined in Rule 144 promulgated by the Securities and Exchange Commission under the 1933 Act ("Rule 144)). Beginning 90 days after the date of this Prospectus, approximately 14,539,919 shares of Common Stock owned by L. Lowry Mays and approximately

11,262,936 shares of Common Stock owned by B. J. McCombs will be eligible for sale in the public market, although they will remain subject to certain limitations imposed on affiliates under Rule 144. See "Shares Eligible For Future Sale."

FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act. Discussions containing such forward-looking statements may be found in the material set forth under "Summary" and "The Company," as well as within the Prospectus generally. In addition, when used in this Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth herein and the matters set forth in the Prospectus generally. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. The Company cautions the reader, however, that this list of risk factors may not be exhaustive.

                                 CAPITALIZATION

     The following table sets forth the current portion of long-term debt and capitalization of the Company as of December 31, 1996, pro forma to give effect to the Eller Media Acquisition and as adjusted to give effect to the Eller Media Acquisition and the consummation of the Offering.

                                                        DECEMBER 31, 1996
                                          ---------------------------------------------
                                            ACTUAL     PRO FORMA(1)   AS ADJUSTED(1)(2)
                                          ----------   ------------   -----------------
                                                     (DOLLARS IN THOUSANDS)
Current portion of long-term debt.......  $    1,479    $    1,479       $    1,479
                                          ==========    ==========       ==========
Credit Facility(3)......................  $  717,175    $1,451,004       $1,210,395
Other long-term debt....................       7,957        11,180           11,180
Shareholders' equity:
  Preferred Stock, $1.00 par value,
     2,000,000 shares authorized, no
     shares issued and outstanding......          --            --               --
  Common Stock, $.10 par value,
     100,000,000 shares authorized,
     76,992,078 shares issued and
     outstanding, (88,729,505 shares as
     adjusted)(4).......................       7,699         8,363            8,873
Additional paid-in capital..............     398,622       746,646          986,745
Retained earnings.......................     106,055       106,055          106,055
Other equity............................       1,226         1,226            1,226
Cost of shares (26,878) held in
  treasury..............................        (171)         (171)            (171)
                                          ----------    ----------       ----------
  Total shareholders' equity............     513,431       862,119        1,102,728
                                          ----------    ----------       ----------
          Total capitalization..........  $1,238,563    $2,324,303       $2,324,303
                                          ==========    ==========       ==========

---------------

(1) Pro forma to give effect to the Eller Media Acquisition as if such acquisition had been consummated on December 31, 1996.

(2) As adjusted to give effect to the Eller Media Acquisition as if such acquisition had been consummated on December 31, 1996 and to the Offering and the application of the estimated net proceeds therefrom of $240,609,000.

(3) The Company incurred $91,500,000 in additional indebtedness subsequent to December 31, 1996 that was related to acquisitions other than the Eller Media Acquisition and may incur additional indebtedness of up to $84,800,000 in connection with various pending acquisitions.

(4) On May 2, 1997, the Company filed an amendment to the Company's articles of incorporation increasing the number of authorized shares of Common Stock from 100,000,000 shares to 150,000,000 shares.

                                DIVIDEND POLICY

     The Company currently expects to retain its earnings for the development and expansion of its business. Any future decision by the Board of Directors to pay cash dividends will depend upon, among other factors, the Company's earnings, financial position and capital requirements. The Company's Credit Facility limits the Company's ability to pay dividends, other than dividends payable wholly in capital stock of the Company.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 5,093,790 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and the estimated expenses of the Offering, are estimated to be $240,609,000. All of such net proceeds received by the Company will be used to repay borrowings outstanding under its $1.75 billion Credit Facility. As of , a total of approximately $1,496,650,000 in borrowings was outstanding under the Credit Facility and the effective interest rate thereon was approximately 6.2%. Borrowings under the Credit Facility have been used to finance, in part, the Eller Media Acquisition and the other acquisitions discussed in this Prospectus. Borrowings under the Credit Facility, which must be paid in full by September 2003, currently bear interest at a floating rate based on the LIBOR plus 0.50%. Upon repayment of such borrowings, the amount repaid will become immediately available to the Company for re-borrowing under the Credit Facility, subject to the satisfaction of certain conditions. The Company expects that amounts available for re-borrowing under the Credit Facility as a result of the application of the net proceeds of the Offering, together with additional amounts that become available for borrowing under the Credit Facility, will be used to finance the pending acquisitions discussed in this Prospectus. Future acquisitions of radio and television stations and other media-related properties effected in connection with the implementation of the Company's acquisition strategy are expected to be financed from increased borrowings under the Credit Facility, other debt or equity financings and cash flow from operations. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "CCU." The following table sets forth, for the periods indicated, the high and low closing sale prices per share (as adjusted for all stock splits to date) as reported on the NYSE.

                                                               HIGH      LOW
                                                              ------    ------
YEAR ENDED DECEMBER 31, 1995:
  First Quarter.............................................  $15.13    $12.53
  Second Quarter............................................   17.38     13.44
  Third Quarter.............................................   20.44     15.41
  Fourth Quarter............................................   22.06     18.13
YEAR ENDED DECEMBER 31, 1996:
  First Quarter.............................................  $29.13    $20.50
  Second Quarter............................................   43.00     27.00
  Third Quarter.............................................   44.56     36.56
  Fourth Quarter............................................   44.38     31.00
YEAR ENDED DECEMBER 31, 1997:
  First Quarter.............................................  $49.63    $34.25
  Second Quarter (through May 13, 1997).....................   49.50     42.75

     On March 1, 1997, there were approximately 6,400 shareholders of record of the Company's Common Stock.

                         SELECTED FINANCIAL INFORMATION

     The selected financial information presented below for the five years ended December 31, 1996 has been derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The pro forma financial information presents results of operations of the Company as if the Eller Media Acquisition had been consummated on January 1, 1996. The pro forma information is unaudited and is not necessarily indicative of the results of operations of the Company had such acquisition occurred at the beginning of such period or of the Company's results of operations for any future periods. The following selected financial information should be read in conjunction with the consolidated financial statements and notes thereto of the Company, the pro forma financial statements of the Company and Eller Media and the consolidated financial statements and notes thereto of Eller Media, all of which are incorporated herein by reference.

                         SELECTED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   PRO FORMA
                                         YEAR ENDED DECEMBER 31,                  ELLER MEDIA
                                         -----------------------                  ACQUISITION
                             1992       1993       1994       1995       1996      1996 (2)
                           --------   --------   --------   --------   --------   -----------
STATEMENT OF OPERATIONS
  DATA(1):
  Net revenue............  $ 84,485   $121,118   $178,053   $250,059   $351,739    $588,771
  Operating expenses.....    55,812     78,925    105,380    137,504    198,332     340,171
  Depreciation and
     amortization........    12,253     17,447     24,669     33,769     45,790     109,954
                           --------   --------   --------   --------   --------    --------
  Operating income before
     corporate
     expenses............    16,420     24,746     48,004     78,786    107,617     138,646
  Corporate expenses.....     2,890      3,464      5,100      7,414      8,527      18,731
                           --------   --------   --------   --------   --------    --------
  Operating income.......    13,530     21,282     42,904     71,372     99,090     119,915
  Interest expense.......    (4,739)    (5,390)    (7,669)   (20,752)   (30,080)    (75,777)
  Other income
     (expense)...........    (1,217)      (196)     1,161       (803)     2,230      (4,491)
                           --------   --------   --------   --------   --------    --------
  Income before income
     taxes...............     7,574     15,696     36,396     49,817     71,240      39,647
  Income taxes...........     3,281      6,573     14,387     20,292     28,386      24,104
                           --------   --------   --------   --------   --------    --------
  Income before equity in
     net income (loss)
     of, and other income
     from nonconsolidated
     affiliates..........     4,293      9,123     22,009     29,525     42,854      15,543
  Equity in net income
     (loss) of, and other
     income from,
     nonconsolidated
     affiliates..........        --         --         --      2,489     (5,158)     (5,158)
                           --------   --------   --------   --------   --------    --------
  Net income.............  $  4,293   $  9,123   $ 22,009   $ 32,014   $ 37,696    $ 10,385
                           ========   ========   ========   ========   ========    ========
  Net income per common
     share...............  $    .07   $    .15   $    .32   $    .46   $    .50    $    .13
                           ========   ========   ========   ========   ========    ========
  Weighted average common
     shares and common
     share equivalents
     outstanding.........    59,320     62,202     69,326     70,201     74,649      82,484
                           ========   ========   ========   ========   ========    ========
  After-tax cash
     flow(3).............  $ 17,147   $ 26,638   $ 46,866   $ 71,140   $107,318    $144,171
                           ========   ========   ========   ========   ========    ========
  After-tax cash flow per
     share(4)............  $    .29   $    .43   $    .68   $   1.01   $   1.44    $   1.75
                           ========   ========   ========   ========   ========    ========

                                             DECEMBER 31,                            AS
                                             ------------                         ADJUSTED
                          1992       1993       1994       1995        1996       1996 (5)
                        --------   --------   --------   --------   ----------   ----------
BALANCE SHEET DATA:
  Cash and cash
     equivalents......  $  2,790   $  5,517   $  6,818   $  5,391   $   16,701   $   17,574
  Current assets......    24,844     38,191     53,945     70,485      113,164      160,438
  Property, plant and
     equipment --
     net..............    48,017     67,750     85,318     99,885      147,838      654,060
  Total assets........   146,993    227,577    411,594    563,011    1,324,711    2,494,888
  Current
     liabilities......    10,073     26,125     27,679     36,005       43,462       91,838
  Long-term debt, net
     of current
     maturities.......    97,000     87,815    238,204    334,164      725,132    1,221,575
  Shareholders'
     equity...........    31,055     98,343    130,533    163,713      513,431    1,102,728

---------------

(1) The comparability of results of operations is affected by acquisitions consummated in each of the periods presented.

(2) Gives effect to the Eller Media Acquisition as if such acquisition had been consummated on January 1, 1996 and excludes Eller Media's extraordinary loss on debt extinguishment (net of tax benefit) of $4,537,000. The pro forma financial information is based on a preliminary purchase price allocation and does not give effect to any other completed or pending acquisition.

(3) Defined as net income before unusual items plus depreciation, amortization of intangibles (including non-consolidated affiliates) and deferred taxes. After-tax cash flow is presented here not as a measure of operating results and does not purport to represent cash provided by operating activities. After-tax cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(4) Defined as after-tax cash flow divided by weighted average common shares and common share equivalents outstanding.

(5) As adjusted to give effect to the Eller Media Acquisition as if such acquisition had been consummated on December 31, 1996 and to give effect to the Offering and the application of the estimated net proceeds therefrom of $240,609,000. The pro forma financial information is based on a preliminary purchase price allocation and does not give effect to any other completed or pending acquisition.

                                    BUSINESS

     The Company consists of three principal business segments -- radio broadcasting, television broadcasting and outdoor advertising. Currently, the radio segment includes 101 stations for which the Company is the licensee and 11 stations for which the Company programs and/or sells air time under LMAs or JSAs. These 112 stations operate in 27 different markets. The radio segment also operates five networks. Assuming all pending acquisitions are consummated (which include 8 stations for which the Company programs and/or sells air time under LMAs or JSAs), the Company will own or program 123 radio stations in 28 markets. The television segment includes 11 television stations for which the Company is the licensee and 7 stations programmed under LMAs. These 18 stations operate in 11 different markets. The outdoor advertising segment has an advertising display inventory of approximately 50,000 display faces and provides outdoor advertising in 15 major metropolitan markets.

INDUSTRY SEGMENTS

     Selected historical financial information relating to radio and television broadcasting for 1994, 1995 and 1996 is presented in the following table:

                                                         YEAR ENDED DECEMBER 31,
                                               --------------------------------------------
                                                   1994            1995            1996
                                               ------------    ------------    ------------
RADIO
  Net broadcasting revenue...................  $ 95,862,834    $144,244,066    $217,189,250
  Station operating expenses.................    64,148,412      87,530,942     126,627,982
  Depreciation...............................     5,664,700       6,973,801       8,916,495
  Amortization of intangibles................     6,659,726      13,007,026      18,839,820
                                               ------------    ------------    ------------
  Station operating income...................  $ 19,389,996    $ 36,732,297    $ 62,804,953
                                               ============    ============    ============
TELEVISION
  Net broadcasting revenue...................  $ 82,189,748    $105,815,314    $134,549,604
  Station operating expenses.................    41,231,654      49,973,531      71,703,668
  Depreciation...............................     6,974,404       8,406,025      10,419,895
  Amortization of intangibles................     5,369,710       5,382,030       7,613,554
                                               ------------    ------------    ------------
  Station operating income...................  $ 28,613,980    $ 42,053,728    $ 44,812,487
                                               ============    ============    ============
CONSOLIDATED
  Net broadcasting revenue...................  $178,052,582    $250,059,380    $351,738,854
  Station operating expenses.................   105,380,066     137,504,473     198,331,650
  Depreciation...............................    12,639,104      15,379,826      19,336,390
  Amortization of intangibles................    12,029,436      18,389,056      26,453,374
                                               ------------    ------------    ------------
  Station operating income...................  $ 48,003,976    $ 78,786,025    $107,617,440
                                               ============    ============    ============

     Selected historical financial information related to the outdoor advertising segment for Eller Media for 1996 is presented in the following table:

                                               YEAR ENDED
                                              DECEMBER 31,
                                                  1996*
                                            -----------------
Net revenue.............................      $237,032,000
Operating expenses......................       145,743,000
Depreciation and amortization and other
  noncash expenses......................        46,569,000
                                              ------------
Operating Income........................      $ 44,720,000
                                              ============

---------------

* Eller Media was formed on August 17, 1995, through the combination of Patrick Media Group, Inc. and Eller Investment Company.

RADIO BROADCASTING

     The following table sets forth selected information with regard to each of the Company's 38 AM and 74 FM radio stations and five radio networks which it owned or programmed as of , and those stations for which an acquisition is pending.

                                                TARGET                                     DATE OF
          MARKET(RANK)/STATION(1)            AUDIENCE(2)          STATION FORMAT         ACQUISITION    FREQUENCY
          -----------------------            -----------          --------------         -----------    ---------
HOUSTON, TX(9)
  KPRC-AM(3)(5)............................  Adults 25-54    News/Talk/Sports            Jan. 1995      950 AM
  KSEV-AM(3)(5)............................  Adults 25-54    News/Talk/Sports            Jan. 1995      700 AM
  KMJQ-FM(5)...............................  Adults 24-54    Adult Urban Contemporary    Jan. 1995      102.1 FM
  KBXX-FM(5)...............................  Adults 18-49    Urban Contemporary          Aug. 1994      97.9 FM
  KHYS-FM(4)(5)............................  Adults 25-54    Rhythmic CHR                LMA            98.5 FM
  KJOJ-AM(5)...............................  Adults 25-54    Christian                   Jan. 1997      880 AM
  KJOJ-FM(5)...............................  Adults 25-54    Rhythmic CHR                May 1996       103.3 FM
MIAMI/FT. LAUDERDALE, FL(11)
  WHYI-FM..................................  Adults 18-49    Contemporary Hits           Oct. 1994      100.7 FM
  WBGG-FM..................................  Adults 18-49    Classic Rock                Mar. 1994      105.9 FM
TAMPA/ST. PETERSBURG, FL(21)
  WMTX-AM..................................  Adults 25-54    Sports/Talk                 Oct. 1994      1040 AM
  WMTX-FM..................................  Adults 25-54    Hot Adult Contemporary      Oct. 1994      95.7 FM
  WRBQ-AM..................................  Adults 18-49    Adult Urban Contemporary    July 1992      1380 AM
  WRBQ-FM..................................  Adults 25-54    Country                     July 1992      104.7 FM
CLEVELAND, OH(22)
  WNCX-FM..................................  Adults 25-54    Classic Rock                Oct. 1994      98.5 FM
  WERE-AM..................................  Adults 25-54    News/Talk                   Oct. 1994      1300 AM
  WENZ-FM..................................  Adults 18-49    Alternative Rock            May 1996       107.9 FM
MILWAUKEE, WI(29)
  WKKV-FM..................................  Adults 18-49    Urban Contemporary          May 1996       100.7 FM
  WMIL-FM..................................  Adults 25-54    Country                     Apr. 1997      106.1 FM
  WOKY-AM..................................  Adults 35-64    Adult Standards             Apr. 1997      920 AM
PROVIDENCE, RI(31)
  WWBB-FM..................................  Adults 25-54    Oldies                      Dec. 1996      101.5 FM
  WWRX-FM..................................  Adults 25-54    Classic Rock                Dec. 1996      103.7 FM
NORFOLK, VA(33)
  WOWI-FM..................................  Adults 18-49    Urban Contemporary          May 1996       102.9 FM
  WJCD-FM..................................  Adults 25-54    Smooth Jazz                 May 1996       105.3 FM
  WMYK-FM..................................  Adults 25-54    Rhythmic CHR                Nov. 1996      92.1 FM
  WSVY-FM..................................  Adults 25-54    Adult Urban Contemporary    Oct. 1996      107.7 FM
SAN ANTONIO, TX(34)
  WOAI-AM(5)...............................  Adults 25-54    News/Talk/Sports            June 1975      1200 AM
  KQXT-FM(5)...............................  Adults 25-54    Adult Contemporary          Feb. 1993      101.9 FM
  KTKR-AM(5)...............................  Adults 25-54    News/Talk/Sports            July 1993      760 AM
  KAJA-FM(5)...............................  Adults 25-54    Country                     Mar. 1972      97.3 FM
  KSJL-FM(5)(6)............................  Adults 25-54    Urban Adult Contemporary    JSA            96.1 FM
NEW ORLEANS, LA(39)
  WODT-AM..................................  Adults 25-54    Blues                       Oct. 1984      1280 AM
  WQUE-FM(7)...............................  Adults 18-49    Urban Contemporary          Oct. 1984      93.3 FM
  WYLD-AM..................................  Adults 25-54    Gospel                      Aug. 1995      940 AM
  WYLD-FM..................................  Adults 25-54    Urban Adult Contemporary    Jan. 1995      98.5 FM
  WNOE-FM..................................  Adults 25-54    Country                     Aug. 1996      101.1 FM
  KKND-FM..................................  Adults 25-54    Alternative Rock            Aug. 1996      106.7 FM
  KHOM-FM..................................  Adults 18-34    Contemporary Hits           Feb. 1997      104.1 FM
GREENSBORO, NC(41)
  WXRA-FM..................................  Adults 18-49    Alternative Rock            Aug. 1996      94.5 FM
  WTQR-FM..................................  Adults 25-54    Country                     Aug. 1996      104.1 FM
  WSJS-AM..................................  Adults 25-54    News/Talk                   Aug. 1996      600 AM

MEMPHIS, TN(43)
  WHRK-FM..................................  Adults 18-49   Urban Contemporary         May 1996       97.1 FM
  WDIA-AM..................................  Adults 25-54   Adult Urban                May 1996       1070 AM
  WEGR-FM..................................  Adults 25-54   Classic Rock               Dec. 1996      102.7 FM
  WREC-AM..................................  Adults 35-64   News/Talk                  Dec. 1996      600 AM
  WRXQ-FM..................................  Adults 18-49   Alternative Rock           Dec. 1996      95.7 FM
  KJMS-FM..................................  Adults 18-49   Urban Adult Contemporary   Dec. 1996      101.1 FM
  KWAM-AM..................................  Adults 25-54   Religious                  Dec. 1996      990 AM
RALEIGH, NC(48)
  WQOK-FM..................................  Adults 18-49   Urban Contemporary         May 1996       97.5 FM
  WZZU-FM..................................  Adults 25-54   Classic Hits               Jan. 1997      103.9 FM
  WDUR-AM(4)...............................  Adults 25-54   Urban Oldies               LMA/Pending    1490 AM
  WFXC-FM(4)...............................  Adults 25-54   Urban Adult                LMA/Pending    107.1 FM
  WFXK-FM(4)...............................  Adults 18-49   Urban Adult                LMA/Pending    104.3 FM
LOUISVILLE, KY(50)
  WHAS-AM..................................  Adults 25-54   News/Talk/Sports           Sept. 1986     840 AM
  WAMZ-FM..................................  Adults 25-54   Country                    Sept. 1986     97.5 FM
  WHKW-FM..................................  Adults 25-54   Country                    Jan. 1997      98.9 FM
  WTFX-FM..................................  Adults 25-54   Modern Rock                Oct. 1996      100.5 FM
  WWKY-AM..................................  Adults 25-54   News/Talk/Sports           Oct. 1996      790 AM
  WKJK-AM..................................  Adults 35-54   Country                    Oct. 1996      1080 AM
  WQMF-FM..................................  Adults 25-54   Classic Rock               Jan. 1997      95.7 FM
AUSTIN, TX(51)
  KPEZ-FM(5)...............................  Adults 25-54   Classic Rock               July 1982      102.3 FM
  KHFI-FM(5)...............................  Adults 18-49   Contemporary Hits          Mar. 1993      96.7 FM
  KEYI-FM(5)...............................  Adults 25-54   Oldies                     Aug. 1996      103.5 FM
  KFON-AM(5)...............................  Adults 25-54   Sports                     Aug. 1996      1490 AM
OKLAHOMA CITY, OK(52)
  KTOK-AM(7)...............................  Adults 25-54   News/Talk/Sports           Oct. 1984      1000 AM
  KEBC-AM(7)...............................  Adults 18-49   News/Talk/Spanish          Jan. 1994      1340 AM
  KJYO-FM(7)...............................  Adults 18-34   Contemporary Hits          Oct. 1984      102.7 FM
  WKY-AM(4)(7).............................  Adults 25-54   News/Talk                  LMA            930 AM
  KTST-FM(7)...............................  Adults 18-34   Country                    Aug. 1996      101.9 FM
  KXXY-FM(7)...............................  Adults 25-54   Country                    Aug. 1996      96.1 FM
  KNRX-FM(7)...............................  Adults 18-49   New Alternative Rock       Jan. 1994      94.7 FM
RICHMOND, VA(56)
  WRVA-AM..................................  Adults 25-54   News/Talk/Sports           July 1992      1140 AM
  WRNL-AM..................................  Adults 25-54   Sports                     Sept. 1993     910 AM
  WRVQ-FM..................................  Adults 18-49   Contemporary Hits          July 1992      94.5 FM
  WRXL-FM..................................  Adults 18-49   Album Oriented Rock        Sept. 1993     102.1 FM
  WTVR-FM..................................  Adults 25-54   Soft AC                    May 1996       98.1 FM
  WTVR-AM..................................  Adults 35-64   Nostalgia                  May 1996       1380 AM
ALBANY, NY(57)
  WQBK-FM(3)...............................  Adults 18-49   Alternative Rock           Mar. 1997      103.9 FM
  WQBJ-FM(3)...............................  Adults 18-49   Alternative Rock           Mar. 1997      103.5 FM
  WQBK-AM(3)...............................  Adults 35-64   News/Talk                  Mar. 1997      1300 AM
  WXCR-FM(3)...............................  Adults 25-54   Classic Rock               Mar. 1997      102.3 FM
TULSA, OK(61)
  KAKC-AM(7)...............................  Adults 25-54   News/Sports/Oldies         Oct. 1973      1300 AM
  KMOD-FM(7)...............................  Adults 25-54   Album Oriented Rock        Oct. 1973      97.5 FM
  KQLL-AM(4)(7)............................  Adults 25-54   Sports/Talk                LMA/Pending    1430 AM
  KQLL-FM(4)(7)............................  Adults 25-54   Oldies                     LMA/Pending    106.1 FM
  KOAS-FM(6)(7)............................  Adults 25-54   Smooth Jazz                JSA/Pending    92.1 FM

GRAND RAPIDS, MI(66)
  WOOD-AM..................................  Adults 25-54   Talk                       May 1996       1300 AM
  WOOD-FM..................................  Adults 25-54   Adult Contemporary         May 1996       105.7 FM
  WBCT-FM..................................  Adults 18-49   Country                    May 1996       93.7 FM
  WTKG-AM..................................  Adults 25-54   News/Talk/Sports           Oct. 1996      1230 AM
  WCUZ-FM..................................  Adults 25-54   Country                    Oct. 1996      101.3 FM
  WVTI-FM..................................  Adults 25-54   Hot Adult Contemporary     Feb. 1997      96.1 FM
EL PASO, TX(69)
  KPRR-FM(5)...............................  Adults 18-49   Contemporary Hits          May 1996       102.1 FM
  KHEY-FM(5)...............................  Adults 25-54   Country                    May 1996       96.3 FM
  KHEY-AM(5)...............................  Adults 25-54   Oldies                     May 1996       690 AM
FT. MYERS/NAPLES, FL(76)
  WCKT-FM..................................  Adults 25-54   Country                    Aug. 1996      107.1 FM
  WQNV-FM..................................  Adults 25-54   Soft Adult Contemporary    Aug. 1996      105.5 FM
  WKII-AM..................................  Adults 35-64   Nostalgia                  March 1997     1090 AM
  WXRM-FM..................................  Adults 25-64   Country                    March 1997     100.1 FM
  WOLZ-FM..................................  Adults 25-64   Oldies                     March 1997     95.3 FM
SPRINGFIELD, MA(77)
  WHYN-AM..................................  Adults 25-54   News/Talk/Sports           Aug. 1996      560 AM
  WHYN-FM..................................  Adults 25-54   Adult Contemporary         Aug. 1996      93.1 FM
LITTLE ROCK, AR(82)
  KDDK-FM..................................  Adults 25-54   Country                    May 1996       100.3 FM
  KMJX-FM..................................  Adults 25-54   Classic Rock               May 1996       105.1 FM
  KMVK-FM..................................  Adults 25-54   Country                    Pending        106.7 FM
  KSSN-FM..................................  Adults 25-54   Country                    Pending        95.7 FM
  KOLL-FM..................................  Adults 25-54   Oldies                     Pending        94.9 FM
MOBILE, AL(84)
  WKSJ-FM..................................  Adults 35-64   Country                    Pending        94.9 FM
  WKSJ-AM..................................  Adults 35-64   Country                    Pending        1270 AM
  WMXC-FM..................................  Adults 25-54   Adult Contemporary         Pending        99.9 FM
  WRKH-FM..................................  Adults 25-54   Classic Rock               Pending        96.1 FM
  WDWG-FM..................................  Adults 25-54   Country                    Pending        104.1 FM
  WNTM-AM..................................  Adults 18-49   News/Talk                  Pending        710 AM
COLUMBIA, SC(88)
  WWDM-FM..................................  Adults 25-54   Urban Contemporary         Aug. 1996      101.3 FM
  WARQ-FM..................................  Adults 18-49   Alternative Rock           Aug. 1996      93.5 FM
  WMFX-FM..................................  Adults 25-54   Classic Rock               Pending        102.3 FM
  WOIC-AM..................................  Adults 35-64   Urban Gold                 Pending        1230 AM
NEW HAVEN, CT(97)
  WKCI-FM..................................  Adults 18-49   Contemporary Hits          May 1992       101.3 FM
  WAVZ-AM..................................  Adults 25-54   Nostalgia                  May 1992       1300 AM
  WELI-AM..................................  Adults 25-54   News/Talk                  Oct. 1984      960 AM
LANCASTER, PA(107)
  WLAN-FM(4)...............................  Adults 18-49   Hot Adult Contemporary     LMA/Pending    96.9 FM
  WLAN-AM(4)...............................  Adults 25-54   Big Band                   LMA/Pending    1390 AM
READING, PA(130)
  WRAW-AM..................................  Adults 35-64   Middle of the Road         May 1996       1340 AM
  WRFY-FM..................................  Adults 18-49   Contemporary Hits          May 1996       102.5 FM

RADIO NETWORKS

                                             TARGET                                  DATE OF
             MARKET/NETWORK                 AUDIENCE         NETWORK FORMAT        ACQUISITION
             --------------               ------------       --------------        -----------
LOUISVILLE, KY
  Kentucky News Network.................  Adults 25-54   News/Agriculture          Jan. 1992
RICHMOND, VA
  Virginia News Networks................  Adults 25-54   News/Agriculture          Sept. 1993
OKLAHOMA CITY, OK
  Oklahoma News Network.................  Adults 25-54   News/Agriculture          Oct. 1984
SAN ANGELO, TX
  Voice of Southwest Agriculture........  Adults 25-54   News/Agriculture          Oct. 1995
COLLEGE STATION, TX/DES MOINES, IA
  Clear Channel Sports..................  Adults 18-49   College Sports Networks   Various

---------------

(1) Number in parenthesis next to each market indicates that market's national rank according to BIA Publications, Inc.'s "Investing in Radio 1997 Market Report, 1st Edition."

(2) Due to variations that may exist within the same station programming format(such as variations in the tempo of the music or the age of the songs broadcast), the primary demographic may be different even though the station programming format is the same.

(3) 80% owned by the Company.

(4) LMA(FCC license not owned by the Company).

(5) Application for renewal of license filed with the FCC on April 1, 1997.

(6) JSA(FCC license not owned and station not programmed by the Company).

(7) Application for renewal of license pending with the FCC.

     In addition, the Company owns a 50% equity interest in the Australian Radio Network Pty, Ltd., which operates ten radio stations in Australia, a one-third equity interest in the New Zealand Radio Network, which operates 52 radio stations throughout New Zealand, a 50% equity interest in Radio Bonton, a.s., which operates a radio station in the Czech Republic, and a 32.3% equity interest in Heftel Broadcasting Corporation, a leading domestic Spanish-language broadcaster which operates 38 radio stations in the 11 domestic markets.

     The Company's radio stations employ various formats for their programming. A station's format is important in determining the size and characteristics of its listening audience. Advertising rates charged by a radio station are based primarily on the station's ability to attract audiences having certain demographic characteristics in the market area which advertisers want to reach, as well as the number of stations competing in the market. Advertisers often tailor their advertisements to appeal to selected population or demographic segments. The Company pays the cost of producing the programming for each station. Generally, the Company designs formats for its own stations, but has also used outside consultants and program syndicators for program material. Most of the Company's radio revenue is generated from the sale of local advertising. Additional revenue is generated from the sale of national advertising, network compensation payments and barter and other miscellaneous transactions.

     The Company has focused its sales effort on selling directly to local advertisers, while seeking to minimize sales through outside representatives, including advertising agencies. Direct contact with its customers has aided the Company's sales personnel in developing long-standing customer relationships, which the Company believes are a competitive advantage. The Company's sales personnel are paid on a commission basis, which emphasizes this direct local focus. The Company believes that this focus has enabled some of its stations to achieve market revenue shares exceeding their audience shares in a given year. Each of the Company's radio stations also engages independent sales representatives to assist it in obtaining national advertising. The representatives obtain advertising through national advertising agencies and receive a commission from the Company based on the Company's net revenue from the advertising obtained. In February 1996, the Company formed an alliance with one of the nation's largest national advertising representation firms, whereby the firm will dedicate certain personnel to work exclusively for the Company's radio stations. The Company believes this arrangement will help its stations to achieve higher shares of national advertising revenue.

TELEVISION BROADCASTING

     The following table sets forth selected information with regard to each of the 18 television stations which the Company owned or programmed as of .

                                         NETWORK                 DATE OF
      MARKET (RANK)/STATION(1)         AFFILIATION   CHANNEL   ACQUISITION
      ------------------------         -----------   -------   -----------
MINNEAPOLIS, MN(14)
  WFTC-TV                                FOX          TV-29    Oct. 1993
MEMPHIS, TN(42)
  WPTY-TV(2)                             ABC          TV-24    Apr. 1992
  WLMT-TV(3)                             UPN          TV-30    LMA
HARRISBURG/LEBANON/LANCASTER, PA(45)
  WHP-TV                                 CBS          TV-21    Oct. 1995
  WLYH-TV(3)                             UPN          TV-15    LMA
PROVIDENCE/NEW BEDFORD, RI(47)
  WPRI-TV                                CBS          TV-12    Jul 1996
  WNAC-TV(3)                             FOX          TV-64    LMA
ALBANY/SCHENECTADY/TROY, NY(52)
  WXXA-TV                                FOX          TV-23    Dec. 1994
JACKSONVILLE, FL(54)
  WAWS-TV                                FOX          TV-30    Sept. 1989
  WTEV-TV(3)                             UPN          TV-47    LMA
LITTLE ROCK, AR(58)
  KLRT-TV(4)                             FOX          TV-16    Feb. 1994
  KASN-TV(3)                             UPN          TV-38    LMA
TULSA, OK(58)
  KOKI-TV                                FOX          TV-23    Dec. 1989
  KTFO-TV(3)                             UPN          TV-41    LMA
MOBILE, AL/PENSACOLA, FL(61)
  WPMI-TV                                NBC          TV-15    Dec. 1988
  WJTC-TV(3)                             UPN          TV-44    LMA
WICHITA, KS(65)
  KSAS-TV(5)                             FOX          TV-24    Aug. 1990
TUCSON, AZ(78)
  KTTU-TV(4)                             UPN          TV-18    Feb. 1989

---------------

(1) Number in parentheses next to each market indicates that market's national rank according to BIA Publications, Inc.'s "Investing in Television 1997 Market Report, 1st Edition."

(2) Application for renewal of license filed with the FCC on April 1, 1997.

(3) LMA (FCC license not owned by the Company).

(4) Application for renewal of license pending with the FCC.

(5) The Company also owns KAAS-TV in Salina, Kansas, which operates as a satellite station of KSAS-TV.

     The Company purchases the broadcast rights for the majority of its television programming for its Fox and UPN affiliates from various syndicators. The Company competes with other television stations within each market for these broadcast rights. These programming costs have declined in the past five years and are expected to continue to decline in the foreseeable future due to the decrease in the number of stations in the Company's markets competing for the same programming. Moreover, the affiliation changes to NBC in Mobile, Alabama and to ABC in Memphis, Tennessee have reduced the Company's need to obtain outside programming.

     The primary sources of programming for the Company's affiliated television stations are their respective networks, which produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during the programming. For 1996, the Fox, NBC and ABC networks' primary programming was intended to appeal primarily to a target audience of 18-49 year old adults, while the CBS network's primary programming was intended to appeal primarily to a target audience of 25-54 year old adults.

     The second source of programming is the production of local news programming on the Fox, CBS, ABC and NBC affiliate stations in Jacksonville, Florida; Harrisburg, Pennsylvania; Memphis, Tennessee; Mobile, Alabama; Providence, Rhode Island; and Albany, New York, respectively. Local news programming traditionally has appealed to a target audience of adults 25 to 54 years of age. Because these viewers generally have increased buying power relative to viewers in other demographic groups, they are one of the most sought-after target audiences for advertisers. With such programming, these stations are able to attract advertisers to which they otherwise would not have access.

     Each Fox contract currently runs for a five year term expiring in 1998, except for the Fox contract for WXXA-TV Albany, New York, which expires in 1999, and may be renewed by Fox or the Company. Based on the performance of its Fox-affiliated stations to date, the Company expects it will continue to be able to renew its Fox contracts, although no assurances in this regard can be given. The network affiliation agreements with ABC (for WPTY-TV in Memphis, Tennessee, effective December 1, 1995), CBS (for WHP-TV in Harrisburg, Pennsylvania, renewed and effective December 18, 1995), NBC (for WPMI-TV in Mobile, Alabama, effective January 1, 1996) and UPN (for KTTU-TV in Tucson, Arizona, entered into in 1995) run for ten-year terms.

     Revenue is generated primarily from the sale of local and national advertising, as well as from fees received from the affiliate television networks. Advertising rates depend primarily on the quantitative and qualitative characteristics of the audience the Company can deliver to the advertiser. Local advertising is sold by the Company's sales personnel, while national advertising is sold by independent national sales representatives. The Company's broadcasting revenue is seasonal, with the fourth quarter typically generating the highest level of revenue and the first quarter typically generating the lowest. The fourth quarter generally reflects higher advertising in preparation for the holiday season and the effect of political advertising in election years.

     The Company's broadcasting results are dependent on a number of factors, including the general strength of the economy, population growth, ability to provide popular programming, relative efficiency of radio and television broadcasting compared to other advertising media, signal strength, technological capabilities and developments and governmental regulations and policies.

OUTDOOR ADVERTISING

     Following the consummation of the Eller Media Acquisition, the Company, through its wholly owned subsidiary, Eller Media, became one of the largest domestic outdoor advertising companies based on its total advertising display inventory of approximately 50,000 display faces. The Company now provides outdoor advertising services in 15 major metropolitan markets located in five operating regions: California, Texas, the Midwest, the Southeast and the Southwest. The Company currently has both outdoor advertising and broadcasting assets in seven domestic markets, as well as in five additional domestic markets currently served by Heftel. The markets in which the Company now provides outdoor advertising services represent approximately 22% of the total U.S. population and approximately 50% of the rapidly growing U.S. Hispanic population. The Company has a significant outdoor advertising presence in eight of the ten largest U.S. Hispanic markets, including Los Angeles, Miami, Chicago and San Antonio.

     The outdoor advertising industry has experienced increased advertiser interest and revenue growth in recent years. Outdoor advertising generated total revenues of approximately $1.8 billion in 1995, or approximately 1.1% of the total advertising expenditures in the United States, and the out-of-home advertising industry generated revenues in excess of $3.0 billion in 1995, according to estimates by the Outdoor Advertising Association of America (the "OAAA"). Outdoor advertising's 1995 revenues represent growth of approximately 8.2% over estimated total 1994 revenues, which compares favorably to the growth of total U.S. advertising expenditures of approximately 7.7% during the same period.

     Outdoor advertising offers repetitive impact and lower cost-per-thousand impressions, a commonly used media measurement, as compared to competitive media, including television, radio, newspapers, magazines and direct mail marketing. The outdoor advertising industry has benefited from the growth in automobile travel time for business and leisure due to increased highway congestion and continued demographic shifts of residences and businesses from the cities to outlying suburbs. In all cases, outdoor advertising can be combined with other media such as radio and television to reinforce messages being provided to consumers.

     The outdoor advertising industry is comprised of several large outdoor advertising and media companies with operations in multiple markets, as well as many smaller and local companies operating a limited number of structures in a single or few local markets. While the industry has experienced some consolidation within the past few years, the OAAA estimates that there are still approximately 1,000 companies in the outdoor advertising industry operating approximately 396,000 billboard displays. The Company expects the trend of consolidation in the outdoor advertising industry to continue.

     The Company's outdoor advertising strategy is to expand its market presence and improve its operating results by (i) managing the advertising rates and occupancy levels of its displays to maximize market revenues; (ii) attracting new categories of advertisers to the outdoor medium through significant investments in sales and marketing resources; (iii) increasing focus on local advertising sales; (iv) constructing new displays and upgrading its existing displays; (v) taking advantage of technological advances which increase both sales force productivity and production department efficiency; and (vi) acquiring additional displays in its existing markets and expanding into additional markets where the Company already has a broadcasting presence as well as into the country's largest media markets and their surrounding regional areas. The Company believes this operating strategy enhances its ability to effectively respond to advertisers' needs.

     To support this operating strategy, the Company has decentralized its operating structure in order to place authority, autonomy and accountability for its outdoor advertising segment at the market level and provide local management with the tools necessary to oversee sales, display development, administration and production and to identify suitable acquisition candidates. The Company also maintains a fully-staffed sales and marketing office in New York which services national outdoor advertising accounts and supports the Company's local sales force in each market. The Company believes that one of its strongest competitive advantages is its unique blend of highly experienced corporate and local market management.

     The Company focuses its efforts on local sales. Local advertisers tend to have smaller advertising budgets and require greater assistance from the Company's production and creative personnel to design and produce advertising copy. In local sales, the Company often expends more sales efforts on educating customers regarding the benefits of outdoor media and helping potential customers develop an advertising strategy using outdoor advertising. While price and availability are important competitive factors, service and customer relationships are also critical components of local sales.

     The Company operates the following types of outdoor advertising billboards and displays:

     - Bulletins generally are 14 feet high by 48 feet wide (672 square feet wide) or 20 feet high by 60 feet wide (1,200 square feet) and consist of panels on which advertising copy is displayed. Bulletin advertising copy is either printed with computer-generated graphics on a single sheet of vinyl that is "wrapped" around the structure, or is hand painted and attached to the outdoor advertising structure. Bulletins also include "wallscapes" that are painted on vinyl surfaces or directly on the sides of buildings, typically four stories or less. Because of their greater impact and higher cost, bulletins are usually located on major highways and freeways. In addition, wallscapes are located on major freeways, commuter and tourist routes and in downtown business districts.

     - Premier Panels(TM) generally are 12 feet high by 25 feet wide (300 square feet) and have vinyl wrapped around the display face. Premier Panels(TM) are built on superior 30-sheet poster locations that deliver a "bulletin-like" display. The Company also offers unique Premier Plus(TM)panels, 25 feet high by 25 feet wide (625 square feet), that consist of two stacked 30-sheet posters which are converted into one larger individual display face.

     - 30-sheet posters generally are 12 feet high by 25 feet wide (300 square feet) and are the most common type of billboard. Advertising copy for 30-sheet posters consists of lithographed or silk-screened paper sheets supplied by the advertiser that are pasted and applied like wallpaper to the face of the display. Thirty-sheet posters are typically concentrated on major surface arteries.

     - 8-sheet posters usually are 6 feet high by 12 feet wide (72 square feet). Displays are prepared and mounted in the same manner as 30-sheet posters. Most 8-sheet posters, because of their smaller size, are concentrated on city streets targeting pedestrian traffic.

     - Transit displays are lithographed or silk-screened paper sheets located on bus and commuter train exteriors, commuter rail terminals, interior train cars, bus shelters and subway platforms. The Company's transit customers include the San Francisco Bay Area Rapid Transit (BART) and the Metropolitan Rail (METRA) in Chicago.

     Billboards generally are mounted on structures owned by the outdoor advertising company and located on sites that are either owned or leased by it or on which it has acquired a permanent easement. Bus shelters are usually constructed, owned and maintained by the outdoor service provider under revenue-sharing arrangements with a municipality or transit authority. During 1996, the Company invested approximately $14.2 million for new display construction and for ongoing enhancement of its existing display inventory. Over 90% of the Company's bulletin inventory has been retrofitted for vinyl.

     The following table sets forth certain information with respect to the Company's outdoor advertising display faces as of :

                                                      PREMIER
                                                     PANEL(TM)
                                                        AND
                                                      PREMIER                                     TOTAL
                               MARKET                PLUS(TM)    30-SHEET   8-SHEET   TRANSIT    DISPLAY
           MARKET              RANK(1)   BULLETINS    PANELS     POSTERS    POSTERS   DISPLAYS    FACES
           ------              -------   ---------   ---------   --------   -------   --------   -------
CALIFORNIA:
Los Angeles(2)...............     2          734          116      4,925        --      1,361     7,136
San Diego....................    15          112          125        575        --         --       812
San Francisco/Oakland(3).....     4          425          320      1,585       627      6,812     9,769
Sacramento...................    29           91           44        426        --        142       703

TEXAS:
Dallas/Fort Worth...................            7           687           84        2,085          135           --       2,991
El Paso.............................           70           284           11          545          544           --       1,384
Houston.............................            9           569          701        2,215        1,860           --       5,345
San Antonio.........................           34           754           --        1,374        1,332           --       3,460
MIDWEST:
Chicago.............................            3           455           17        2,858           --        3,078       6,408
Cleveland(4)........................           22           261            6        2,007           --           --       2,274
Milwaukee...........................           28           144           30          822           --           --         996
SOUTHEAST:
Atlanta.............................           12           378           26        1,132           --           --       1,536
Miami...............................           11            --           --           --           --        2,088       2,088
Tampa(5)............................           21           522           45        1,471           --           --       2,038
SOUTHWEST:
Phoenix.............................           20           365           --           --           --           --         365
                                                      =========    =========    =========    =========    =========   =========
TOTAL...............................                      5,781(6)      1,525      22,020        4,498       13,481      47,305(7)
                                                      =========    =========    =========    =========    =========   =========

---------------

(1) Market rank of the largest city in each market.

(2) Includes Los Angeles, Orange, Riverside, San Bernardino and Ventura counties.

(3) Includes San Francisco, Oakland, San Jose, Santa Cruz and Solano counties.

(4) Includes Akron and Canton.

(5) Includes Sarasota and Bradenton.

(6) Includes 21 wallscapes.

(7) Excludes 4,086 convenience store displays.

Advertising rates are based on a particular display's exposure (or number of "impressions" delivered) in relation to the demographics of the particular market and its location within that market. The number of "impressions" delivered by a display is measured by the number of vehicles passing the site during a defined period and is weighted to give effect to such factors as its proximity to other displays, the speed and viewing angle of approaching traffic, the national average of adults riding in vehicles and whether the display is illuminated. The number of impressions delivered by a display is verified by independent auditing companies.

     The Company has a diversified customer base in its outdoor advertising segment of over 3,000 advertisers and advertising agency clients. The size and geographic diversity of the Company's markets allow it to attract national advertisers, often by packaging displays in several of its markets in a single contract to allow a national advertiser to simplify its purchasing process and present its message in several markets. National advertisers generally seek wide exposure in major markets and therefore tend to make larger purchases. The Company competes for national advertisers primarily on the basis of price, location of displays, availability and service. In addition, the Company believes that its outdoor advertising inventory reaches approximately 50% of the rapidly growing U.S. Hispanic population. The Company has a significant presence in eight of the ten largest U.S. Hispanic markets, including Los Angeles, Miami, Chicago and San Antonio.

     Tobacco revenues have historically accounted for a significant portion of outdoor advertising revenues. In 1991 and 1992, the leading tobacco companies substantially reduced their expendi-tures for outdoor advertising due to a declining population of smokers, societal pressures, consolidation in the tobacco industry and price competition from generic brands. Since tobacco advertisers often utilized some of the industry's prime inventory, the decline in tobacco-related advertising expenditures has made space available for other advertisers, including those that had not traditionally utilized outdoor advertising. As a result of this decline in tobacco-related advertising revenues and the increased use of outdoor advertising by other advertisers, such as entertainment companies, retailers, financial institutions and other businesses, the range of the Company's advertisers has become quite diverse. For other developments related to the regulation of outdoor advertising, including tobacco products, see "Risk
Factors -- Government Regulation."

     The Company owns or has permanent easements on relatively few parcels of real property that serve as the sites for its outdoor displays. The Company's remaining approximately 18,343 billboard sites are leased. The Company's leases are for varying terms ranging from month-to-month or year-to-year to terms of ten years or longer, and many provide for renewal options. There is no significant concentration of displays under any one lease or subject to negotiation with any one landlord. The Company believes that an important part of its management activity is to negotiate suitable lease renewals and extensions.

     As of December 31, 1996, Eller Media employed approximately 973 people in its outdoor advertising segment, of whom, approximately 192 were primarily engaged in sales and marketing, 588 were engaged in painting, bill posting and construction and maintenance of displays and the balance were employed in financial, public affairs, real estate, administrative and other capacities.

MANAGEMENT

     The Company believes that one of its most important assets is its experienced management team. With respect to its broadcasting operations, general managers are responsible for the day-to-day operation of their respective stations. The Company believes that the autonomy of its general managers enables it to attract top quality managers capable of implementing the Company's aggressive marketing strategy and reacting to competition in the local markets. Most general managers have stock options in the Company. As an additional incentive, a portion of each manager's compensation is related to the performance of the profit centers for which he or she is responsible. In an effort to monitor expenses, corporate management routinely reviews staffing levels and operating costs. Combined with the centralized accounting functions, this monitoring enables the Company to control expenses effectively. Corporate management also advises local general managers on broad policy matters and is responsible for long-range planning, allocating resources, and financial reporting and controls.

     With respect to the Company's outdoor advertising operations, Karl Eller will remain with the Company to run Eller Media as a wholly-owned subsidiary. Mr. Eller's existing employment contract, which has approximately two and one-half years until expiration, will remain in place. On April 29, 1997, Karl Eller was appointed to the Board of Directors of the Company. In addition, Mr. Eller and other members of the Eller Media management team have stock options in the Company. Members of the Eller Media management team led by Karl Eller have proven themselves to be leaders in the outdoor advertising industry, and their experience will be an important asset to the Company.

                              SELLING SHAREHOLDERS

     The table below sets forth the beneficial ownership of the Company's Common Stock by the Selling Shareholders as of , and after giving effect to the sale of shares offered by the Company and the Selling Shareholders hereby.

                                              SHARES                    SHARES BENEFICIALLY OWNED
                                           BENEFICIALLY                   AFTER THE OFFERING (1)
                                              OWNED         SHARES      --------------------------
                                             PRIOR TO        BEING                     PERCENT OF
           SELLING SHAREHOLDER             OFFERING(1)      OFFERED     NUMBER(1)     OUTSTANDING
           -------------------             ------------    ---------    ----------    ------------
Hellman & Friedman Capital Partners III,
  L.P.(2)................................   5,566,114      4,951,884      614,230          *
H&F Orchard Partners III, L.P.(2)........     409,708        364,495       45,213          *
H&F International Partners III,
  L.P.(2)................................     123,458        109,834       13,624          *
H. Irving Grousbeck(3)...................     197,495        175,701       21,794          *
American Media Management, Inc.(4).......      41,713         37,110        4,603          *
Richard Reiss, Jr.(3)....................     101,920         92,440        9,480          *
K. Tucker Anderson.......................       5,842          5,197          645          *
Glen Krevlin, as Trustee f/b/o Nina
  Krevlin, Glenn Krevlin, Michael Krevlin
  and Jill Krevlin.......................       1,947          1,732          215          *
Patricia Salas Pineda(3).................         820            730           90          *
Steven G. Mihaylo........................      84,138         74,712        9,426          *
El Dorado Investment Company.............      99,925         92,375        7,550          *
                                            ---------      ---------      -------
          Total..........................   6,633,080      5,906,210      726,870
                                            =========      =========      =======

---------------

 *  Less than 1%.

(1) Reflects an aggregate of 726,870 shares of Common Stock held in escrow pursuant to the Escrow Agreement by and among the Company, Paul Meyer ("Stockholder Representative"), EM Holdings LLC, and Chase Trust Company of California, dated April 10, 1997 entered into in connection with the Eller Acquisition.

(2) Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. (the "Partnerships") are each investment partnerships that collectively held the controlling interest in Eller Media prior to the Eller Media Acquisition. Certain affiliates of the general partner of the Partnerships served as directors and officers of Eller Media prior to the Eller Media Acquisition; all such affiliates ceased to hold such positions effective as of the consummation of the Eller Media Acquisition.

(3) Prior to the Eller Media Acquisition, individual served as a director of Eller Media.

(4) Prior to the Eller Media Acquisition, Mr. Arthur Kern, a director of American Media Management, Inc., served as a director of Eller Media.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

     Upon completion of the Offering, the Company will have 89,017,920 shares of Common Stock outstanding (assuming no exercise of the Underwriter's overallotment option). All of the 11,000,000 shares offered hereby (plus up to 1,000,000 additional shares in the event the Underwriters exercise their overallotment option) will be freely transferable without restriction or further registration under the Securities Act, unless purchased by an "affiliate" of the Company (as that term is defined under the Securities Act). Substantially all of the 14,539,919 shares owned by L. Lowry Mays and the 11,262,936 shares owned by B.J. McCombs are subject to certain of the resale limitations of Rule 144 because Messrs. Mays and McCombs are affiliates of the Company.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of such shares which does not exceed the greater of 1% of the then outstanding shares of Common Stock (89,017,920 shares immediately after the Offering) or the average weekly public trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the past three months preceding a sale and who has owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

     The Company cannot make any predictions as to the effect, if any, sales of shares of Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time.

REGISTRATION RIGHTS; STOCKHOLDERS AGREEMENT

     In connection with the consummation of the Eller Media Acquisition, the Company granted certain former stockholders of Eller Media (the "Eller Media Stockholders") certain demand and piggyback registration rights pursuant to a Registration Rights Agreement. The Eller Media Stockholders were granted three demand registrations (including the demand registration right used in conjunction with this Offering) which shall expire on the later of April 10, 1999, or the date when certain of the Eller Media Stockholders own less than 2,285,000 shares of the Company's Common Stock. After the successful completion of this Offering, the Eller Media Stockholders will own 734,427 shares of Common Stock, excluding options. The piggyback registration rights expire on the later of the date when the shares of the Company's Common Stock held by the Eller Media Stockholders have a value of less than $20 million or April 10, 2002. In addition, the Eller Media Stockholders agreed to certain "holdback" restrictions in the event of a public offering by the Company. The Company is also obligated to file a registration statement on Form S-8 registering the 1,468,182 shares of the Company's Common Stock issuable upon the exercise of stock options issued by the Company to former option holders of Eller Media.

     In connection with the consummation of the Eller Media Acquisition, the Company and Eller Media also entered into a Stockholders Agreement with the holders of approximately 7% of Eller Media's outstanding common stock (the "Minority Stockholders"). Pursuant to the Stockholders Agreement, until April 10, 2002, the Minority Stockholders shall have the right to require the Company to purchase their outstanding shares of Eller Media common stock for an aggregate of 1,081,469 shares of the Company's Common Stock. Such right may be exercised in whole or in part on no more than three occasions. From and after April 10, 2004, and prior to such date upon the occurrence of certain events, until April 10, 2007, the Company shall have the right to purchase all of Minority Stockholders' shares of Eller Media common stock for an aggregate of 1,081,469 shares of the Company's Common Stock. Such shares, unless issued pursuant to an effective registration statement, shall be considered "restricted" securities and will be subject to certain transfer restriction. See "-- General."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 2,000,000 shares of preferred stock, $1.00 par value per share ("Preferred Stock"), and 150,000,000 shares of Common Stock, $.10 par value per share, of which no shares of Preferred Stock and 83,924,130 shares of Common Stock were issued and outstanding at , excluding 36,940 held in treasury.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock, in one or more series, and to fix the rights, preferences, privileges and qualifications thereof without any further vote or action by the shareholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock, and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. No shares of Preferred Stock have ever been issued, and the Company does not presently contemplate the issuance of Preferred Stock.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company and to ratably receive dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor, subject to the payment of any preferential dividends declared with respect to any Preferred Stock that from time to time may be outstanding. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets available for distribution to shareholders after payment of all obligations of the Company, subject to the rights to receive preferential distributions of the holders of any Preferred Stock then outstanding.

     Shareholders do not have cumulative voting rights or preemptive or other rights to acquire or subscribe to additional, unissued or treasury shares. The shares of Common Stock currently outstanding are, and the shares of Common Stock offered hereby will be, upon issuance thereof, validly issued, fully paid and nonassessable.

REPURCHASE AGREEMENT

     In May 1977, the Company and its then shareholders, including L. Lowry Mays and B.J. McCombs, entered into a Buy-Sell Agreement (the "Repurchase Agreement") restricting the disposition of the outstanding shares of Common Stock owned by
L. Lowry Mays and B.J. McCombs and their heirs, legal representatives, successors and assigns (collectively, the "Restricted Parties"). The Repurchase Agreement provides that in the event that a Restricted Party desires to dispose of his shares, other than by disposition by will or intestacy or through gifts to such Restricted Party's spouse or children, such shares must be offered for a period of 30 days to the Company. Any shares not purchased by the Company must then be offered for a period of 30 days to the other Restricted Parties. If all of the offered shares are not purchased by the Company or the other Restricted Parties, the Restricted Party offering his shares may sell them to a third party during a period of 90 days thereafter at a price and on terms not more favorable than those offered to the Company and the other Restricted Parties. In addition, a Restricted Party may not individually or in concert with others sell any shares so as to deliver voting control to a third party without providing in any such sale that all Restricted Parties will be offered the same price and terms for their shares. The Repurchase

Agreement will continue in effect following the Offering and may preserve the control of the present principal shareholders.

FOREIGN OWNERSHIP

     As a consequence of the restrictions imposed by the Communications Act on ownership of Common Stock by aliens, the Company's bylaws were amended effective December 31, 1983 to provide that (i) not more than one-fifth of the shares outstanding shall at any time be owned of record, or voted, by or for the account of aliens, their representatives, a foreign government or a corporation organized under the laws of a foreign country, (ii) the Company shall not be owned or controlled directly or indirectly by any other corporation of which any officer or more than one-fourth of the directors are aliens or of which more than one-fourth of the shares are owned of record or voted by aliens, (iii) no person who is an alien may be elected or serve as an officer or director of the Company, and (iv) if the stock records of the Company shall at any time reflect one-fifth ownership, no transfers of additional shares to aliens shall be made and, if it shall thereafter be found that any such additional shares are in fact held by or for the account of an alien, such shares shall not be entitled to vote, to receive dividends or to have any other rights. The holder of such shares will be required to transfer them to a United States citizen or to the Company. This restriction will be applicable to the shares of Common Stock offered hereby and to the issuance or transfer of such shares after the date of this Prospectus. The Company's stock certificates will bear a legend setting forth this restriction. Since the bylaws were amended, the Communications Act has been revised to remove the limitations on alien officers and directors.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company and the Selling Shareholders the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                NUMBER OF
                        UNDERWRITER                               SHARES
                        -----------                             ----------
Alex. Brown & Sons Incorporated.............................     1,571,432
Credit Suisse First Boston Corporation......................     1,571,428
Furman Selz LLC.............................................     1,571,428
Goldman, Sachs & Co. .......................................     1,571,428
Lehman Brothers Inc. .......................................     1,571,428
Montgomery Securities.......................................     1,571,428
Salomon Brothers Inc........................................     1,571,428
                                                                ----------
          Total.............................................    11,000,000
                                                                ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Shareholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.96 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the Offering, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 1,000,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commission set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 11,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those in which the 11,000,000 shares are being offered.

     The Underwriting Agreement contains covenants of indemnity and contribution among the Company, the Selling Shareholders and the Underwriters with respect to certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     To facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with the offering, thereby creating a short position in the Underwriters' account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Underwriters also may reclaim selling concessions allowed to an Underwriter or dealer, if the Underwriters repurchase shares distributed by that Underwriter or dealer.

     The Company, Messrs. L. Lowry Mays and B.J. McCombs and the Selling Shareholders have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any equity securities of the Company or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, equity securities of the Company (other than employee stock options granted by the Company in the ordinary course of business) for a period of 90 days after the date of this Prospectus, without the prior written consent of Alex. Brown & Sons Incorporated.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by its special counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P. (a partnership including professional corporations), San Antonio, Texas, and for the Underwriters by their special counsel, Piper & Marbury L.L.P., Baltimore, Maryland. Alan D. Feld, the sole shareholder of a professional corporation which is a partner of Akin, Gump, Strauss, Hauer & Feld, L.L.P., is a director of the Company and owns 48,000 shares of Common Stock (including presently exercisable nonqualified options to acquire 40,000 shares).

                                    EXPERTS

     The consolidated financial statements (and schedules) of the Company included or incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference which, as to the years 1995 and 1996, are based in part on the report of KPMG, independent auditors. The financial statements and schedules referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of Australian Radio Network Pty Ltd not separately presented in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by KPMG, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such report referred to above is incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Eller Media Corporation as of December 31, 1996 and 1995 and for the year ended December 31, 1996 and for the period from August 18, 1995 through December 31, 1995, together with the consolidated financial statements of PMG Holdings, Inc. and subsidiaries and the combined financial statements of Eller Investment Company, Inc. for the period from January 1, 1995 to August 17, 1995, incorporated by reference in this prospectus and elsewhere in the registration statement are included in the Company's current report on Form 8-K, filed on April 17, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The combined financial statements of Eller Investment Company, Inc. as of and for the period ended December 31, 1994, incorporated by reference in this prospectus and elsewhere in the registration statement are included in the Company's current report on form 8-K, filed April 17, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The consolidated financial statements of PMG Holdings, Inc. and Subsidiaries as of December 31, 1994 and for the year then ended included in the Company's Current Report (Form 8-K) dated April 17, 1997, incorporated by reference herein have been so included in reliance on the report of KPMG Peat Marwick LLP, independent accountants, and upon the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of US Radio, Inc. for the years ended December 31, 1995 and 1994, included in the Company's Current Report (Form 8-K) dated May 24, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Ragan Henry Communications Group, L.P., US Radio, L.P. and US Radio Stations, L.P. for the year ended December 31, 1994, included in the Company's Current Report (Form 8-K) dated May 24, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Radio Equity Partners, L.P. and its subsidiary as of December 31, 1995 and 1994, and for the years then ended have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing in the Form 8-K of Clear Channel Communications, Inc. dated June 5, 1996, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; Los Angeles Regional Office, Suite 1100, 5670 Wilshire Boulevard, Los Angeles, California 90036; and Chicago Regional Office, 500 W. Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxies and information statements and other information regarding registrants (including the Company) that file electronically. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005, on which the Common Stock of the Company (symbol: "CCU") is listed.

     This Prospectus, which constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act, omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning provisions of any document are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference into this Prospectus and made a part hereof:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, dated March 31, 1997.

          2. The Company's Current Report on Form 8-K dated April 17, 1997.

          3. The Company's Current Report on Form 8-K dated May 24, 1996.

          4. The Company's Current Report on Form 8-K dated June 5, 1996.

     Any documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement which is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits, unless such exhibits are specifically incorporated by reference). Requests for such copies should be directed to Houston Lane, Clear Channel Communications, Inc., 200 Concord Plaza, Suite 600, San Antonio, Texas 78216 (telephone: (210) 822-2828).

          ============================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
Prospectus Summary..........................    3
Risk Factors................................   10
Capitalization..............................   16
Dividend Policy.............................   16
Use of Proceeds.............................   17
Price Range of Common Stock.................   17
Selected Financial Information..............   18
Business....................................   20
Selling Shareholders........................   31
Shares Eligible for Future Sale.............   32
Description of Capital Stock................   33
Underwriting................................   35
Legal Opinions..............................   36
Experts.....................................   36
Available Information.......................   37
Incorporation of Certain Documents by
  Reference.................................   38

          ============================================================
          ============================================================
                               11,000,000 SHARES

                              [CLEAR CHANNEL LOGO]

                      [CLEAR CHANNEL COMMUNICATIONS, INC.]

                                  COMMON STOCK
                            -----------------------

                                   PROSPECTUS
                            -----------------------
                               ALEX. BROWN & SONS
      INCORPORATED

                           CREDIT SUISSE FIRST BOSTON

                                  FURMAN SELZ

                              GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                             MONTGOMERY SECURITIES

                              SALOMON BROTHERS INC

                                  May 14, 1997
          ============================================================